Filed by Liberty Broadband Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Broadband Corporation

Commission File No.: 001-36713

Subject Company: Charter Communications, Inc.

Commission File No.: 001-33664

January 22, 2025

Liberty Broadband Corporation Announces Virtual Special Meeting of Stockholders to Vote on Acquisition by Charter

ENGLEWOOD, Colo.--(BUSINESS WIRE)-- Liberty Broadband Corporation (“Liberty Broadband”) (Nasdaq: LBRDA, LBRDK, LBRDP) will hold a virtual special meeting of its holders of Series A common stock (“LBRDA”), Series B common stock (“LBRDB”), Series C common stock (“LBRDK”) and Series A cumulative redeemable preferred stock (“LBRDP”) on Wednesday, February 26, 2025 at 11:30 a.m. M.T. At the special meeting, holders of shares of LBRDA, LBRDB and LBRDP will be asked to consider and vote on a proposal to approve the adoption of the Agreement and Plan of Merger, dated November 12, 2024, by and among Liberty Broadband, Charter Communications, Inc. (“Charter”) (Nasdaq: CHTR), Fusion Merger Sub 1, LLC, a wholly owned subsidiary of Charter (“Merger LLC”), and Fusion Merger Sub 2, Inc., a wholly owned subsidiary of Merger LLC, pursuant to which, among other things, Liberty Broadband will combine with Charter (the “Transaction”).

Information regarding the Transaction and matters on which holders of shares of LBRDA, LBRDB and LBRDP are being asked to vote is available in the definitive proxy materials filed by Liberty Broadband with respect to the special meeting. Assuming completion of the divestiture of the business of Liberty Broadband’s subsidiary GCI, LLC and satisfaction of all other conditions to closing, the Transaction is expected to be completed on June 30, 2027 unless otherwise agreed.

Additional Special Meeting Details

The special meeting will be held via the Internet and will be a completely virtual meeting of holders of LBRDA, LBRDB, LBRDK and LBRDP. Holders of LBRDA, LBRDB and LBRDP as of the record date for the special meeting will be able to attend the meeting, submit questions and vote their shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/LBRD2025SM. The record date for the special meeting is 5:00 p.m., New York City time, on January 13, 2025. Stockholders will need the 16-digit control number that is printed in the box marked by the arrow on the stockholder’s proxy card for the special meeting to enter the virtual special meeting website. A technical support number will become available at the virtual meeting link 10 minutes prior to the scheduled meeting time.

In addition, access to the special meeting will be available on the Liberty Broadband website. All interested persons should visit https://www.libertybroadband.com/investors/news-events/ir-calendar to access the webcast. An archive of the webcast will also be available on this website after appropriate filings have been made with the SEC.

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the Transaction and the proposed timing and other matters related to the Transaction. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the Transaction. These forward-looking statements speak only as of the date of this communication, and Liberty Broadband expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Broadband’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Broadband, including its definitive proxy statement materials for the special meeting and its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Broadband subsequently files with the SEC, for additional information about Liberty Broadband and about the risks and uncertainties related to Liberty Broadband’s business which may affect the statements made in this communication.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Broadband or Charter. The proposed offer and issuance of shares of Charter common stock in the Transaction will be made only pursuant to the effective registration statement on Form S-4, which includes a proxy statement of Liberty Broadband and a prospectus and proxy statement of Charter. Liberty Broadband and Charter stockholders and other investors are urged to read the registration statement, together with all relevant SEC filings regarding the Transaction, and any other relevant documents filed as exhibits therewith, as well as any amendments or supplements to those documents, because they contain important information about the Transaction. The joint proxy statement/prospectus and other relevant materials for the proposed transaction will be provided to all LBRDA, LBRDB, LBRDK, LBRDP and Charter stockholders. Copies of these SEC filings are available, free of charge, at the SEC's website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are available, without charge, by directing a request to Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (844) 826-8735 or Charter Communications, Inc., 400 Washington Blvd., Stamford, CT 06902, Attention: Investor Relations, Telephone: (203) 905-7801.

Participants in Solicitation

Liberty Broadband anticipates that the following individuals will be participants (the “Liberty Broadband Participants”) in the solicitation of proxies from holders of shares of LBRDA, LBRDB and LBRDP in connection with the proposed transaction: John C. Malone, Chairman of the Liberty Broadband board of directors and Liberty Broadband’s interim Chief Executive Officer, Gregg L. Engles, Julie D. Frist, Richard R. Green, Sue Ann R. Hamilton, J. David Wargo and John E. Welsh III, all of whom are members of the Liberty Broadband board of directors, and Brian J. Wendling, Liberty Broadband’s Chief Accounting Officer and Principal Financial Officer. Information regarding the Liberty Broadband Participants, including a description of their direct or indirect interests, by security holdings or otherwise, and Liberty Broadband’s transactions with related persons is set forth in the sections entitled “Proposal 1 – The Election of Directors Proposal”, “Director Compensation”, “Proposal 3 – The Incentive Plan Proposal”, “Proposal 4 – The Say-On-Pay Proposal”, “Executive Officers”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management” and “Certain Relationships and Related Party Transactions” contained in Liberty Broadband’s definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 25, 2024 (which is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1611983/000110465924051479/tm242809d6_def14a.htm) and other documents subsequently filed by Liberty Broadband with the SEC. To the extent holdings of Liberty Broadband stock by the directors and executive officers of Liberty Broadband have changed from the amounts of Liberty Broadband stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedules 13D filed with the SEC. Free copies of these documents may be obtained as described above.

Charter anticipates that the following individuals will be participants (the “Charter Participants”) in the solicitation of proxies from holders of Charter common stock in connection with the proposed transaction: Eric L. Zinterhofer, Non-Executive Chairman of the Charter board of directors, W. Lance Conn, Kim C. Goodman, Gregory B. Maffei, John D. Markley, Jr., David C. Merritt, James E. Meyer, Steven A. Miron, Balan Nair, Michael A. Newhouse, Mauricio Ramos and Carolyn J. Slaski, all of whom are members of the Charter board of directors, Christopher L. Winfrey, President, Chief Executive Officer and Director, Jessica M. Fischer, Chief Financial Officer, and Kevin D. Howard, Executive Vice President, Chief Accounting Officer and Controller. Information about the Charter Participants, including a description of their direct or indirect interests, by security holdings or otherwise, and Charter’s transactions with related persons is set forth in the sections entitled “Proposal No. 1: Election of Directors”, “Compensation Committee Interlocks and Insider Participation”, “Compensation Discussion and Analysis”, “Certain Beneficial Owners of Charter Class A Common Stock”, “Certain Relationships and Related Transactions”, “Proposal No. 2: Increase the Number of Shares in 2019 Stock Incentive Plan”, “Pay Versus Performance” and “CEO Pay Ratio” contained in Charter’s definitive proxy statement for its 2024 annual meeting of shareholders, which was filed with the SEC on March 14, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1091667/000119312524067965/d534477ddef14a.htm) and other documents subsequently filed by Charter with the SEC. To the extent holdings of Charter stock by the directors and executive officers of Charter have changed from the amounts of Charter stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

About Liberty Broadband Corporation

Liberty Broadband Corporation (Nasdaq: LBRDA, LBRDK, LBRDP) operates and owns interests in a broad range of communications businesses. Liberty Broadband’s principal assets consist of its interest in Charter Communications and its subsidiary GCI. GCI provides data, mobile, video, voice and managed services to consumer, business, government and carrier customers throughout Alaska, serving more than 200 communities. The company has invested $4.7 billion in its Alaska network and facilities over the past 45 years. Through a combination of ambitious network initiatives, GCI continues to expand and strengthen its statewide network infrastructure to deliver the best possible connectivity to its customers and close the digital divide in Alaska.

Liberty Broadband Corporation
Shane Kleinstein, 720-875-5432

Source: Liberty Broadband Corporation